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                                 HOLLINGER INC.

         Toronto, Canada, October 27, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B) announced today that, in response to a motion filed by Hollinger International Inc. ("International") with the Delaware Chancery Court requesting that the Court extend the expiration date of its June 28, 2004 injunction against Conrad (Lord) Black and Hollinger Inc. from October 31, 2004, an agreement in principle has been reached by the parties to voluntarily extend the injunction, which will now expire on the earlier of January 31, 2005 and the date of the completion of any Distribution (as hereinafter defined).

         International has previously announced that it is considering distributing to its stockholders a portion of the proceeds of the sale of the Telegraph Group (the "Telegraph Group Proceeds"), through a dividend, a self-tender offer or some other mechanism (a "Distribution"). The agreement provides that, except as required by statute, regulation or court order (other than an order sought or instigated by International), International will not take any action to encumber, attach, set off, hold back or in any other way, directly or indirectly, interfere with the amount of the Distribution payable to any of Hollinger Inc., 504468 N.B. Inc., a subsidiary of Hollinger which holds shares of International, or Lord Black, nor take any other action that would prevent the amount of the Distribution otherwise payable to any of such parties from being paid into bank accounts designated by such persons. In addition, International has agreed that the decision regarding the use or distribution of the Telegraph Group Proceeds will ultimately be determined by the full Board of Directors of International, and not the Corporate Review Committee ("CRC") of the International Board of Directors as originally proposed by International.

         International has also agreed to negotiate in good faith a co-operation agreement with Hollinger which will facilitate the audit of Hollinger's 2003 annual financial statements.

         The agreement in principle is subject to the approval of the CRC of the International Board of Directors.

         Hollinger further announced today that Mr. Justice Colin L. Campbell of the Ontario Superior Court of Justice has appointed Ernst & Young Inc. ("E&Y") as inspector pursuant to s. 229(1) of the Canada Business Corporations Act to conduct an investigation of certain of the affairs of Hollinger, as requested by Catalyst Fund General Partner I Inc., a shareholder of Hollinger, as a consequence of Mr. Justice Campbell's reasons for decision released on September 15, 2004. Each of Hollinger and Catalyst consented to E&Y's appointment. A preliminary report of E&Y is required to be delivered to the Court by November 25, 2004.

         Hollinger's principal asset is its approximately 68.0% voting and 18.2% equity interest in Hollinger International. Hollinger International is an international newspaper publisher with English-language newspapers in the United States and Israel. Its assets include the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.

Media contact:
Jim Badenhausen
646-805-2006
                              www.hollingerinc.com